Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 11 DATED OCTOBER 15, 2021
TO THE PROSPECTUS DATED MAY 14, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated May 14, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock as of November 1, 2021;
•to disclose the calculation of our September 30, 2021 NAV per share for all share classes; and
•to provide an update on the status of our public offering.
Portfolio Update

For the month ended September 30, 2021, the Company’s Class I NAV per share increased 1.10% from $29.28 as of August 31, 2021 to $29.61 as of September 30, 2021.1 This change is primarily driven by appraisal activity reflecting positive market performance for our multifamily assets. Additionally, in September we closed four real estate transactions totaling over $160 million, adding diversification and exposure to several high conviction asset types including industrial, self-storage, and student housing, resulting in a total gross asset value of over $500 million for the Company.
November 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2021 (and repurchases as of October 31, 2021) is as follows:

Transaction Price (per share)
Class T	$29.5218
Class S	$29.5218
Class D	$29.5218
Class I	$29.6059
Class E	$30.1371

The November 1, 2021 transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2021. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

1 INREIT’s Class T NAV per share increased from $29.19 to $29.52; Class S NAV per share increased from $29.19 to $29.52; Class D NAV per share increased from $29.19 to $29.52; and Class E NAV per share increased from $29.71 to $30.14.

September 30, 2021 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. We have included a breakdown of the components of total NAV and NAV per share for September 30, 2021.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares. The following table provides a breakdown of the major components of our total NAV as of September 30, 2021:

$ in thousands, except share data
Components of NAV	September 30, 2021
Investments in real estate	$318,517
Investments in real estate-related securities	4,515
Investments in unconsolidated entities	117,922
Cash and cash equivalents	4,581
Restricted cash	942
Other assets	1,040
Mortgage notes and revolving credit facility	(186,357)
Other liabilities	(2,398)
Accrued performance participation allocation	(2,237)
Non-controlling interests in joint-ventures	(1,131)
Net asset value	$255,394
Number of outstanding shares of common stock	8,556,133
The following table provides a breakdown of our total NAV and NAV per share by class as of September 30, 2021:

$ in thousands, except share data
NAV Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Total
Net asset value	$3	$3	$3	$15	$28,896	$226,474	$255,394
Number of outstanding shares of common stock	91	91	91	499	958,831	7,596,530	8,556,133
NAV Per Share as of September 30, 2021	$29.5218	$29.5218	$29.5218	$29.6059	$30.1371	$29.8129
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the September 30, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	6.1%	5.4%
Office	6.5%	5.5%
Multifamily	6.3%	5.0%
Industrial	6.1%	5.0%

These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Healthcare Investment Value	Office Investment Values	Multifamily Investment Values	Industrial Investment Values
Discount Rate	0.25% decrease	2.0%	2.0%	1.9%	2.0%
(weighted average)	0.25% increase	(1.9)%	(2.0)%	(1.9)%	(2.0)%
Exit Capitalization Rate	0.25% decrease	3.1%	3.2%	3.3%	3.5%
(weighted average)	0.25% increase	(2.9)%	(2.9)%	(3.0)%	(3.2)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we have issued and sold in our public offering (1) 783,305 shares of our common stock (consisting of 91 Class T shares, 91 Class S shares, 91 Class D shares and 783,032 Class E shares) in the primary offering for total proceeds of $22.0 million and (2) 2,081 shares of our common stock (consisting of 502 Class I shares and 1,579 Class E shares) pursuant to our distribution reinvestment plan for a total value of approximately $59,000. As of September 30, 2021, our aggregate NAV was $255.4 million. We intend to continue selling shares in our public offering on a monthly basis.